Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CLEAN COAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

18450P101

(CUSIP Number)

Lee Bok Leong

c/o Ventrillion Management Company Ltd

c/o 10 Anson Road #03-05

International Plaza

Singapore 079903

Telephone: (65) 6733-8984

with a copy to:

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Republic Plaza

Singapore 048619

Telephone: (65) 6536-1161

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 18450P101

1	NAMES OF REPORTING PERSONS. Ventrillion Management Company Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “statement”) relates to the shares of common stock, par value $0.00001 per share (the “Common Shares”), of Clean Coal Technologies, Inc., a Nevada corporation (the “Issuer”), which has its principal executive offices at 295 Madison Avenue (12th Floor), New York, NY.

Item 2. Identity and Background.

(a) — (c) and (f) The person filing this statement is Ventrillion Management Company Ltd, a company incorporated in the Republic of Seychelles (“Ventrillion”).

The address of the principal business office of Ventrillion is Oliaji Trade Centre 1st Floor, Victoria Mahe, Republic of Seychelles. The principal business of Ventrillion is investment holding.

The name, business address, present principal occupation and citizenship of the director of Ventrillion are set forth in Schedule A attached hereto, which is incorporated herein by reference.

(d) — (e) Neither Ventrillion nor, to the knowledge of Ventrillion, its director listed in Schedule A attached hereto has, during the last five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining any of them from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership of the 100,000,000 Common Shares of the Issuer to which this statement relates was acquired by Ventrillion with a loan from a shareholder of Ventrillion, Mr. Lee Bok Leong.

Item 4. Purpose of Transaction.

Ventrillion acquired the 100,000,000 Common Shares of the Issuer as a strategic investment in the Issuer.

Stock Purchase Agreement

On December 5, 2012, the Issuer entered into a stock purchase agreement (the “Purchase Agreement”) with Ventrillion relating to the sale and issuance of 300,000,000 Common Shares of the Issuer for $15,000,000.

Pursuant to the terms of the Purchase Agreement, Ventrillion (a) has completed the acquisition of 100,000,000 Common Shares of the Issuer to which this statement relates on December 6, 2012 for $4.0 million, and Ventrillion will further acquire (i) subject to certain conditions, including the receipt of stockholders’ approval of a reverse split of the Common Shares of the Issuer (“Stockholder Approval”) and completion of the construction and commissioning of the Issuer’s pilot plant, 100,000,000 Common Shares of the Issuer at a price of $0.05 per share on the date falling on the six-month anniversary date of the Purchase Agreement (the “Second Closing Date”), and (ii) subject to certain conditions, including the commercialization of the Issuer’s technology, 100,000,000 Common Shares of the Issuer at a price of $0.06 per share on the date falling on the twelve-month anniversary date of the Purchase Agreement, and (b) was issued an option to purchase 40,000,000 Common Shares of the Issuer at an exercise price of $0.00001 per share (the “Option”), which will become exercisable if Stockholder Approval is not obtained by the Second Closing Date.

Upon exercise of the Option, Ventrillion may elect to require the Issuer to seek Stockholder Approval again to allow Ventrillion to acquire the remaining 160,000,000 Common Shares of the Issuer under the Purchase Agreement. If Ventrillion makes such an election, the Issuer will be prohibited, with certain exceptions, from issuing Equity Securities (as defined in the Purchase Agreement) for a period of 12 months from the date of such notice, and after which, the Issuer may terminate its obligation to issue and sell the remaining 160,000,000 Common Shares with no further liability.

The Purchase Agreement provides that Ventrillion shall have certain rights, and contains certain restrictive covenants, with effect from the date of the Purchase Agreement, including (a) so long as Ventrillion (or any Transferee (as defined in the Purchase Agreement)) beneficially owns at least 10.0% of the outstanding Common Shares of the Issuer, the composition of the board of directors of the Issuer (the “Board”) shall be no less than five and no more than six members and Ventrillion (or the Transferee) shall have the non-exclusive right to nominate two directors to the Board, and (b) all acts which require approval by the Board shall require the approval by a supermajority (at least 80.0%) of the authorized directors of the Issuer who are disinterested. The Purchase Agreement also contains other customary representations, warranties and agreements by the Issuer and Ventrillion, customary conditions to closing and other obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties.

Registration Rights Agreement

On December 5, 2012, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Ventrillion, pursuant to which the Issuer has agreed to provide to Ventrillion customary piggyback and demand registration rights with respect to the Common Shares of the Issuer acquired and to be acquired by Ventrillion.

General

Ventrillion will review its investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to Ventrillion, and the market prices of the Common Stock of the Issuer and other investment considerations, Ventrillion may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As part of Ventrillion’s process of reviewing its investment in the Issuer, Ventrillion may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. Ventrillion may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans, strategies or proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions described in the foregoing paragraph. Any of the foregoing actions may be effected at any time or from time to time.

References to, and descriptions of, the Purchase Agreement and the Registration Rights Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Registration Rights Agreement, respectively, copies of which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this statement and which are incorporated by reference in this Item 4 in their entirety.

Item 5. Interest in Securities of the Issuer.

(a) — (b) Ventrillion is the beneficial owner of 100,000,000 shares of common stock of the Issuer (approximately 10.3% of the shares of the Issuer’s issued and outstanding common stock based on the most recent filing of the Issuer with the SEC).

Ventrillion has sole power to vote and sole power to dispose of such shares to which this statement relates.

Except as set forth in this Item 5, neither Ventrillion nor, to the knowledge of Ventrillion, its director listed in Schedule A attached hereto, beneficially owns or has the power to vote or cause the vote of any Common Shares.

(c) Except for the execution and delivery of the Purchase Agreement and the Registration Rights Agreement, no transactions in Common Shares were effected by Ventrillion or, to the knowledge of Ventrillion, its director listed in Schedule A attached hereto, during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Item 3 and Item 4 of this statement is hereby incorporated by reference in this Item 6. Except as otherwise described in this statement, to the knowledge of Ventrillion, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Purchase Agreement, dated December 5, 2012, by and between Clean Coal Technologies, Inc. and Ventrillion Management Company Ltd (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 6, 2012).

Exhibit 99.2	Registration Rights Agreement, dated December 5, 2012, by and between Clean Coal Technologies, Inc. and Ventrillion Management Company Ltd (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 6, 2012).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012	Ventrillion Management Company Ltd

	By:	/s/ Lee Bok Leong
		Name:	Lee Bok Leong
		Title:	Director

Exhibit Index

Exhibit Number	Description

Exhibit 99.1	Purchase Agreement, dated December 5, 2012, by and between Clean Coal Technologies, Inc. and Ventrillion Management Company Ltd (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 6, 2012).

Exhibit 99.2	Registration Rights Agreement, dated December 5, 2012, by and between Clean Coal Technologies, Inc. and Ventrillion Management Company Ltd (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 6, 2012).

SCHEDULE A

Director of Ventrillion Management Company Ltd

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lee Bok Leong Oliaji Trade Centre 1st Floor, Victoria Mahe, Republic of Seychelles (Director, Ventrillion)	Director, Ventrillion	Singaporean